January 24, 2020

Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn: Peter McPhun and Jim Lopez

Re:	Green Stream Holdings Inc.
Offering Statement on Form 1-A
Filed December 31, 2019
File No. 024-11086

Dear Sirs and Mesdames:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated January 22, 2020 (the “Comment Letter”) relating to the filing made by Green Stream Holdings Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 1-A/A filed on December 31, 2019

Correspondence letter filed on January 14, 2020

Consolidated financial statements - April, 30, 2019, page 1

1. We note the unaudited consolidated financial statements for the years ended April 30, 2019 and 2018 that were provided as an annex to your correspondence letter dated January 14, 2020. Please revise your financial statements in your next amendment to address the following:

1) Provide a supplemental disclosure of cash flow information for the non-cash contribution of fixed assets-net and other assets for stock.

2) Ensure each category in your consolidated statements of changes in stockholders’ equity/ (deficit) foots and cross-foots to the corresponding amount in the total shareholders' equity (deficit) column.

3) Provide an explanation of the cancellation of debt category in the consolidated statements of changes in stockholders' equity/ (deficit).

In response to the Staff’s Comments, the Company amended its financial statements accordingly.

Please contact the undersigned if you have any further questions.

Sincerely,

/s/ Madeline Cammarata
Title: President